

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2012

Via E-mail
Daniel J. O'Leary
Chief Executive Officer
Edgen Group Inc.
18444 Highland Road
Baton Rouge, LA 70809

> **Re: Edgen Group Inc.**
> **Registration Statement on Form S-1**
> **Filed December 29, 2011**
> **File No. 333-178790**

Dear Mr. O'Leary:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note references to "premium quality," "highly engineered" and "mission critical" on page 1, "essential link," "premier network of suppliers," "aggressive marketing" and "deep knowledge" on page 3, "trusted" third party service providers, "strategically located," "efficiently and quickly," "minimal" capital investment and "proven ability" on page 6, "significant future opportunities,"

"quality service" and "history of successfully expanding our global footprint" on page 92, "favorable production allocations" on page 94 and similar statements elsewhere. Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

2. Please revise throughout your filing to remove or define industry jargon. We note, for example, the terms "unconventional resource developments" on page 2, "significant and bolt-on opportunities" on page 6, "unconventional resource plays" on page 86 and "jack-up rigs" on page 88.

Cover Page Artwork

3. Please revise to limit pictures to your own products or services rather than other companies' finished products. Additionally please retain only the text which is required, if any, to briefly explain the images.

About this Prospectus, page ii

4. We note your disclosure in the first sentence of the second paragraph of this section. Please advise as to what information other than the information contained in the prospectus you are referring investors to or delete this reference.

Special Note Regarding Industry and Market Data, page ii

5. Please revise to state that you believe and act as though the market data presented are accurate.

Prospectus Summary, page 1

6. Please briefly summarize and explain payments to be made under the tax receivable agreement. Additionally please revise to briefly summarize the exchange agreement.

7. Please balance the summary section to include a section that discusses the current challenges facing your business. We note, for example, the volatility of oil and natural gas prices, your high level of outstanding indebtedness and significant cash interest expense in fiscal 2012 and subsequent years as discussed on page 29, the substantial payments to be made to the Continuing Holders under the Tax Receivables Agreement as discussed on page 123, your strategic inventory liquidation, inventory write-downs and goodwill impairment charges. Please also revise this section to clarify that the proceeds from this offering will be used to pay down existing debt including prepayment penalties as opposed to expanding your business operations.

Our Company, page 1

8. Please revise to state your pro forma losses for the year ended December 31, 2010 and include a cross reference to the calculation of EBITDA. Additionally, please revise to state the revenues and net losses for your predecessor's two most recent fiscal years and most recently completed interim stub.

Our Market, page 2

9. Please provide support for your statement that capital expenditures in your end-markets have recently "substantially increased." Please also advise as to your specialized steel products you expect to have greater demand for when it appears from the rest of the filing that you do not produce any steel products.

10. Please revise this section and the Our Business Strategies section on page 6 to add balancing language that there is no guarantee that your business will benefit from the factors listed in this section and in the Our Business Strategies section. Additionally, please provide support for your expectation to benefit from the factors listed in the first and fourth bullet points of this section. Please similarly revise the Business section beginning on page 84.

Our Business, page 3

11. Please provide support for your statement that you have "observed a trend by [y]our customers and suppliers toward increased reliance on distributors as both groups seek to find new ways to reduce costs while maintaining product quality and service levels."

Our Competitive Strengths, page 4

12. Please revise the statement on page 4 that you "are able to secure volume pricing and production priority from [y]our suppliers" to indicate, if true, that you are able to do so only some of the time. Please similarly revise the reference to "priority positioning" and "favored status" on page 96. In the alternative please advise.

13. We note your reference to the "stability to [y]our sales" in the first full paragraph on page 5. Please advise as to what percentage of your sales this base level of MRO sales constitutes.

14. We note the statement "[s]uch requests are often less price sensitive than longer lead-time Project and Drilling program orders" on page 5. Please revise to disclose a basis for this statement or revise to state it as your belief. Please

similarly address the statement "often results in more predictable demand cycles for [y]our products" on page 88.

Our Business Strategies, page 6

15. Please provide support for the third full paragraph of this section or delete this statement.

Formation of Edgen Group and the Reorganization, page 7

16. Please revise this section to define Exchanging Holders.

17. We refer to the exchange rights described on page 7 in which the "Continuing Holders" which consist of JCP and other existing investors of EM II LP, will have the right to exchange their limited partnership units in EM II LP and the shares of Class B common stock of Edgen Group held by Edgen Holdings for cash or, if Edgen Group so elects, Class A common stock of Edgen Group, and payments under a tax receivable agreement. Please tell us how you plan to account for this exchange right in your financial statements and explain how it has been or will be reflected in the pro forma financial information on pages 45 through 51 of the registration statement.

Jefferies & Company, Inc., page 9

18. Please revise this section to discuss each benefit accruing to Jeffries in connection with this offering and related transactions. Quantify the amounts Jeffries is expected to receive in debt repayment from the offering proceeds, the value of your shares Jeffries is expected to sell, based upon the mid-point of the price range and any fees or expenses payable to Jeffries in connection with this offering and related transactions. Also discuss special benefits accruing to other affiliates in connection with the offering and related transactions and mention the need for a qualified independent underwriter.

Risk Factors, page 18

Risks related to our existing indebtedness, page 29

We may not be able to generate sufficient cash to service all of our indebtedness, page 29

19. Please revise this risk factor to disclose who your equity sponsors are and define this term.

Use of Proceeds, page 38

20. We note the statement that you "have no current commitments or agreements with respect to any acquisitions." Please revise to state the status of any negotiations and a brief description of such businesses.

Capitalization, page 40

21. Please revise the introductory paragraph to explain the nature and significant terms of the reorganization transactions that have been reflected in the column labeled "Pro forma for effects of reorganization." Also, please ensure that the amounts reflected in this column agree to the pro forma balance sheet included on page 48 of the registration statement.

Dilution, page 41

22. Please revise your calculations of your tangible net book value per share on a historical and pro forma basis to exclude the recorded value of your goodwill of $23 million and intangible assets of $29.4 million at September 30, 2011.

Unaudited Pro Forma Condensed Combined Financial Information, page 45

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 49

Note 1. Basis of Presentation, the Reorganization, Offering, and Use of Proceeds, page 49

23. Please revise Note 1to explain the nature and terms of the transaction which resulted in B&L Predecessor becoming B&L's predecessor and B&L becoming the successor entity. As part of your revised disclosure, please explain the identity of the parties that formed B&L for the purpose of acquiring B&L Predecessor's oil country tubular goods distribution business.

The Reorganization, page 49

24. We note from the disclosure included in Note 2 that as a result of the Reorganization, the company will own 100% of the equity interests in B&L and will consolidate the operations of B&L with those of the company. We also note that this transaction will be accounted for as a reorganization of entities under common control and therefore acquisition accounting will not be applied to the consolidation of B&L, and the assets and liabilities of B&L will be recorded in the company's accounting records at their carryover basis. Please tell us and clearly explain in the notes to the pro forma financial information the nature and significant terms of the various transactions that will comprise the Reorganization transaction. Your revised disclosure should be presented in a level of detail

consistent with that provided on page 103 of the registration statement and should also clearly explain how the company will acquire 100% of the equity interest in B&L as a result of the Reorganization transactions.

25. In a related matter, please tell us and clearly explain in the notes to the pro forma financial information why it is appropriate to account for the consolidation of B&L in the company's financial statements as a reorganization of entities under common control. As part of your response and your revised disclosure, please clearly explain who controlled B&L prior to the Reorganization transaction and explain how such ownership resulted in their being under common control with the Edgen Group and EM II LP.

26. We note from the discussion on page 35 that Edgen Group will enter into a tax receivable agreement with the Continuing Holders that will require you to pay certain amounts to them based on cash tax savings resulting from increases in the tax basis and certain other tax benefits that will occur as a result of the Reorganization transaction. Given that you expect to pay amounts to these parties over several years, will have a contractual agreement specifying payments to be made and that such amounts appear to be directly attributable to the reorganization transaction, please explain why you have not included an adjustment for estimated amounts payable under this agreement in the pro forma financial information pursuant to Rule 11-02(b)(6) of Regulation S-X. We may have further comment upon receipt of your response.

Note 2. Pro Forma Adjustments and Assumptions, page 50

27. Please revise Note 2 to the pro forma financial information to include an allocation of the purchase price of $278.5 million for the B&L Acquisition transaction to the various categories of net assets acquired in this transaction.

28. Refer to footnote 2(c) – We note that the amount of transaction costs of $1.5 million for the year ended December 31, 2010 associated with the B&L Acquisition that are reflected in the historical financial statements of B&L as described in footnote 2(c) do not agree to the amount reflected in Note 2 to B&L's financial statements included on page F-110 of the registration statement of $1,234. Please reconcile and revise these amounts.

29. Refer to footnote 2(d) – Please revise to disclose the amount of the step up in basis of property, plant, and equipment as a result of the application of acquisition accounting and the amount of the purchase price allocated to the various categories of intangible assets in connection with the B&L acquisition and explain how such amounts were calculated or determined. In addition, please revise to disclose the various useful lives that were used to calculate the adjustment for incremental depreciation and amortization expense for the period from January 1,

2010 through the August 19, 2010 date of the B&L acquisition. Your revised disclosure should be presented in a level detail so it can be easily determined how the pro forma adjustment of $9,187 was calculated or determined.

30. Refer to footnote 2(e) – Please revise to explain the methods and significant assumptions that were used to calculate the $.9 million pro forma adjustment for incremental equity based compensation expense associated with the B&L equity awards that were awarded as part of the B&L acquisition. Your revised disclosures should indicate the nature and number of awards granted and significant terms of the awards that were granted (i.e., exercise price, vesting provisions, etc.) and should also explain in detail how the fair value of the awards and the related pro forma adjustment to expense were calculated or determined.

31. Refer to adjustment 2(f). Please revise to present the operations not being acquired in a separate pro forma adjustment from the adjustment eliminating amounts related to the B&L Predecessor for the period from October 1, 2009 to December 31, 2009. Your revised disclosure should also clarify if the B&L operations not acquired as described in the third paragraph on page F-127 are included in this adjustment and should also explain how the $1.2 million adjustment to interest expense was calculated or determined.

32. Refer to footnote 2(g) – Please revise to disclose the significant assumptions that were used to calculate the adjustment to interest expense as a result of the repayment of your various debt obligations. Your revised disclosure should explain the amount of each debt obligation that will be repaid and the related interest rates thereon that were used in calculating or determining the pro forma adjustments to interest expense. Your revised disclosure should be presented in a level of detail so that it can be easily determined how the pro forma adjustments to interest expense for each period were calculated or determined.

33. In a related matter, if less than all of the obligations incurred in connection with the B&L acquisition are being repaid, it appears that a pro forma adjustment to reflect an increase in interest expense, assuming the acquisition occurred on January 1, 2010 and the debt was incurred at that time, is required in the pro forma statement of operations for 2010. Please advise or revise as appropriate.

34. Refer to adjustment 2(h). Please revise to disclose the significant assumptions that were used to calculate or determine the noncontrolling interest and income attributable to noncontrolling interest.

35. Refer to footnote 2(i) – Please revise footnote 2(i) and your discussion under the heading "Reorganization" on page 49 of the pro forma financial information to explain in further detail the nature and significant terms of these reorganization

transactions including any shares issued or cancelled by the various parties to the reorganization transactions.

36. Refer to adjustment 2(j). Please revise to disclose the effective tax rate used to determine the pro forma adjustment. Your revised disclosure should also explain how the effective tax rate was calculated or determined.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview of Business, page 52

General, page 52

Principal costs and expenses, page 55

37. We note from the discussion on page 55 that historical selling, general and administrative expense are presented net of service fee income from B&L, an unconsolidated affiliate for support services you have previously provided related to information technology, legal, treasury, tax, financial reporting and other administrative expenses. We also note that after the Reorganization, you will consolidate the results and operations of B&L and there will be no service fee income. As it appears that the termination of service fee income from B&L is directly attributable to the Reorganization transaction, please explain why no pro forma adjustments have been included in the pro forma statements of operations on pages 46 and 47 eliminating such service fee income.

Quarterly Results of Operations of our Predecessor and B&L, page 67

38. Please revise to discuss the nature and amount of any unusual items that impacted the Predecessor's or B&L's quarterly results of operations for the periods presented. For example we note from the discussion on page 62 of MD&A that the Predecessor recognized a $62.8 million goodwill impairment charge during 2010.

Quantitative and Qualitative Disclosures about Market Risk, page 82

39. Please revise to provide the quantitative disclosures with regard to your exposure to foreign currency exchange rate risk in one of the three disclosure alternatives outlined in Item 305(a)(1) of Regulation S-K.

Business, page 84

40. We note you have relied on third-party sources here and elsewhere in your filing for data. Please provide us with the copies of all of the materials you cite with the relevant portions highlighted. If any such reports were commissioned by you for

use in connection with the registration statement, please also provide consents of such third parties pursuant to Rule 436 with your next amendment or explain why you are not required to do so.

Our Industry, page 84

41. Please refer to the first paragraph on page 86. Please refrain from referring to compound growth rates here and elsewhere as these represent two discrete snapshots in time but do not show trends or events during the remaining period.

42. We note reference on page 90 to ArcelorMittal, Baosteel, POSCO, Nippon Steel, JFE, TMK Ipsco, US Steel, Evraz, Tenaris and Vallourec. If you do not have agreements currently in effect with any of these companies please remove reference to that company.

Our Competitive Strengths, page 91

43. We note from page 92 that the OCTG segment leverages the storage and transportation capabilities of third-party service providers in order to serve customers. We further note from page 98 that you can hold inventory on consignment to meet the project needs of your customers. Please revise your disclosure to fully explain how the storage and transportation capabilities of other entities are used and how the usage permits you to better serve your customers. Your response and your revised disclosure should explain any impact to your financial statements regarding payments required to these third-party service providers. You should also explain how you account for inventory on consignment from your suppliers. We may have further comment upon receipt of your response.

44. Please advise as to how your asset-light business model has maximized your profitability and operational flexibility and resulted in high operating leverage. Please also revise your disclosure to discuss how your asset-light business model works and how this allows you to introduce your services in new regions with minimal capital investment. Also advise as to how this is complementary to the competitive strength regarding having the necessary capital and resources to support inventory levels unlike your smaller and regional competitors.

Properties, page 94

45. Please revise the statement "quickly capture market share" to clarify that this does not guarantee that you can increase your market share.

Products, page 97

46. Please revise to quantify the "limited number of steel distributors" in the last paragraph on page 97.

Backlog, page 98

47. Please revise to disclose the dollar amount of backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding fiscal year. Additionally please indicate the portion of those orders believed to be firm that are not reasonably expected to be filled within the current fiscal year. Refer to Item 101(c)(viii) of Regulation S-K.

Legal Proceedings, page 102

48. We note your statement that there are no current material claims or legal proceedings "likely to have a material adverse effect on [y]our business, financial condition, results of operations or liquidity." Please revise to instead describe any material pending legal proceedings or advise. Refer to Item 103 of Regulation S-K.

Management, page 106

Committees of the Board of Directors, page 107

49. Please confirm that you will revise your filing to disclose the members of the audit committee, compensation committee and corporate governance and nominating committee when established or advise.

Executive Compensation, page 110

Compensation Discussion and Analysis, page 110

50. We note your disclosure in the last full paragraph on page 110 that Mr. Kiefer elected to receive 80% of his base salary in 2010. However, it appears that the amount of Mr. Kiefer's salary in the Summary Compensation Table on page 113 is greater than 80%. Please advise or revise for consistency.

51. We note you disclosure in the last sentence of the second full paragraph on page 111 that each named executive officer has attained a performance level that resulted in earning some or all of the target bonus award. However, we did not note any award in the Summary Compensation Table on page 113 for 2009. Please advise.

Equity-based incentive compensation, page 111

52. We note the discussion on page 111 indicating that in connection with the Reorganization, the company expects to terminate the Incentive Plan and Option Plan and replace them with substantially similar Edgen Group plans and to replace all of the outstanding awards with awards of approximately equivalent value under the Edgen Group plans. Please tell us and revise the critical accounting policies section of MD&A to discuss this matter and the planned accounting treatment for the exchange of outstanding awards under the existing plans with new awards. Your response and your revised disclosure should also discuss your basis or rationale for your planned accounting treatment. Also, if no compensation expense is expected to be recognized as a result of the cancellation and issuance of replacement awards, please explain why.

Principal and Selling Stockholders, page 120

53. Please disclose the natural persons who have voting and dispositive power with respect to the shares held by non-public entity shareholders.

54. Please disclose whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers.

Financial Statements, page F-1

Edgen Murray II, L.P. September 30, 2011 Interim Financial Statements, page F-5

Consolidated Statements of Operations for the nine months ended September 30, 2011 and 2010

55. We note from your consolidated statements of operations for the nine months ended September 30, 2011 and 2010 that the company recognized an income tax expense of $3.3 million during the nine months ended September 30, 2011 and an income tax benefit of $21.1 million during the nine months ended September 30, 2010 when the company had pre-tax losses during each of these periods. Please tell us and revise MD&A and Note 11 to the interim financial statements to explain the facts and circumstances that resulted in recognition of income tax expense during the nine month period of 2011 versus an income tax benefit during the comparable period of 2010 when pre-tax losses were recognized by the company during each of these periods.

Daniel J. O'Leary
Edgen Group Inc.
January 25, 2012
Page 12

Notes to consolidated financial statements, page F-10

1. General Information, page F-10

Significant Accounting policies, page F-10

Revenue recognition, page F-13

56. Your disclosure on page 3 indicates that you provide multiple services to your customers including coordination of logistics, fabrication, and additional services. In this regard, we note no disclosure of revenue recognition with respect to services on page F-13. Please revise the notes to your financial statements to disclose your revenue recognition policy for services performed, if material. The December 31, 2010 Edgen Murray II, L.P. financials should be similar revised as applicable.

57. We further note from page 4 that your project revenues involve delivery of product in several phases and over longer timeframes. In this regard, please tell us when title is transferred to the customer under these arrangements and therefore, when the company recognizes revenue with respect to these product sales.

14. Segment and geographic area information, pages F-28 and F-67

58. We note from the disclosure included in Note 14 that effective January 1, 2011, the company aligned its finance and accounting function to support its operations in two geographic markets, the Western Hemisphere and the Eastern Hemisphere and concluded that each of the two geographic markets meets the definition of a reportable segment based on the financial information used by the company's chief operating decision maker, the company's Chief Executive Officer. We also note that prior to January 1, 2011, the company had four reportable segments which were primarily determined based upon the geographic locations of the company's operations. With regards to the change in the company's reportable segments which became effective January 1, 2011, please tell us in further detail the nature of the changes in the company's internal organizational structure or other factors which resulted in the change from four reportable segments prior to January 1, 2011 to two reportable segments effective at this date. As part of your response, you should also explain in further detail how the manner in which your chief operating decision maker reviews the company's operating results for purposes of assessing performance and making decisions about resources to be allocated changed on January 1, 2011. We may have further comment upon review of your response.

59. Please reconcile the capital expenditures per note 14 to the amounts on the cash flow statement on page F-9.

18. Related-party transactions, page F-33, page F-74

60. We note the discussion on page 31 indicating that after giving effect to the reorganization and offering, funds managed by JCP as well as executives, directors and existing EM II LP investors may have a concentration of ownership preventing new investors from influencing significant corporate decisions. If it is believed that these persons will control the company following the reorganization transactions, please revise the notes to the company's financial statements to disclose the existence of this control relationship. Refer to the disclosure requirements outlined in ASC 850-10-50-3.

61. We note from the discussion in the first paragraph on page F-34 that in August 2010 B&L granted equity awards to the company's chief executive officer, who serves as a board member of B&L, and to certain company employees. We also note that equity awards include 800 Class A restricted units, 1206 Class A unit options and 104.155 class B units all of which vest over a five year period. We further note that selling, general and administrative expense, net of service fee income for the nine months ended September 30 includes $381 of compensation expense related to the B&L equity awards. As B&L does not appear to have a public trading market for its equity instruments, please tell us and revise Note 18 to the company's interim and audited financial statements to explain the method and significant assumptions that were used to determine the fair value of the equity awards granted to the company's chief executive officer and certain other employees during 2010. Also, please explain in further detail how the company calculated or determined the amount of compensation expense recognized in its financial statements during the nine months ended September 30, 2011 and the fiscal year ended December 31, 2010.

Edgen Murray II, L.P. December 31, 2010 Financial Statements, page F-40

Notes to consolidated financial statements, page F-47

8. Partners' (deficit) capital, page F-60

Unit options, page F-60

62. Please tell us, and revise to clarify the disclosure in the fifth paragraph on page F-60 indicating "the options granted during 2010 had been previously granted under the EM II LP Option Plan but forfeited by employees at the time of their termination with the company". In this regard, it is unclear why the company

granted 1,825 unit options with a fair value of $69.26 during 2010 for options previously forfeited by terminated employees no longer with the company.

63. We note from the disclosures on page F- 60 and page F-97 that options for both EM II LP and B&L may, at the company's discretion, be accelerated. In this regard, please revise to state whether the IPO of Edgen Group Inc. is a qualifying initial public offering and if so, the likelihood of such acceleration. To the extent you believe the vesting of options under either plan would be accelerated in connection with the IPO, please revise MD&A to disclose the amount of additional compensation expense expected to be recognized by each entity as a result of such accelerated vesting.

9. Equity-based compensation, page F-61

64. We note from the disclosure included in Note 9 that the fair value of restricted equity units granted in 2010 was based on a valuation methodology which used a combined discounted cash flow valuation and comparable company market value approach to determine the fair value of a common limited partnership unit at the grant date. We also note from the disclosure in Note 9 that this resulted in a valuation per unit of $312.26 for those units granted in 2010 which is significantly lower than the weighted average fair value of all restricted common units unvested at December 31, 2010 of $907.57. Please tell us and revise the critical accounting policies discussion in MD&A to discuss the changes in facts and circumstances are the resultant changes in valuation assumptions that resulted in a decline in the fair value of restricted stock units granted during 2010 as compared to prior periods.

65. Also, please revise Note 9 to disclose for fully vested share options and units, and share options and units expected to vest, the aggregate intrinsic value of options and units outstanding, and the aggregate intrinsic value of options and units that are exercisable. Refer to the disclosure requirements outlined in ASC 718-10-50. Please note that the predecessor is considered a public entity upon the filing of the Form S-1 registration statement. The notes to the interim financial statements for the period ended September 30, 2011 should be similarly revised.

14. Segment and geographic area information, page F-67

66. We note from page F-49 that although the remaining goodwill is attributable to operations in the U.K. and Singapore, you report the goodwill as part of the general company segment at December 31, 2010. Based on your disclosures concerning segments in note 14, it would appear as though such amounts would be reported in the Eastern Hemisphere segment. Please tell us, and revise to disclose, why the goodwill related to these reporting units remains in the general

company segment rather than the geographic reporting segment to which it relates.

16. Fair value, page F-72

67. We note from your disclosure in Note (4) that during 2010, you recorded impairment charges with respect to goodwill. Please revise to include the disclosures required by ASC 820-10-50-5 for all assets and liabilities that are measured at fair value on a non-recurring basis. Please note that under ASC 820-10-50-8 these disclosures should be provided in a tabular format.

Bourland & Leverich Holdings LLC September 30, 2011 Financial Statements, page F-83

Notes to Consolidated Financial Statements, page F-88

(1) Organization and Summary of Significant Accounting Policies, page F-88

(b) Significant Accounting Policies, page F-88

Managed Cash Overdraft, page F-89

68. We note from the disclosure on page F-89 that changes in managed cash overdrafts during the period January 1, 2011 to September 30, 2011 are reflected as an operating activity in the consolidated statement of cash flows. Please revise to reflect the managed cash overdraft account as a financing activity in the statement of cash flows.

(4) Credit Arrangements and Long-Term Debt, page F-92

69. We note that the term loan issued in August of 2010 provided for the payment of a make-whole premium in the event that it is paid prior to its maturity date. Please tell us and revise the notes to your financial statements to disclose how you accounted for the embedded derivative associated with make-whole premium related to such loan in your financial statements. If no recognition of this embedded derivative was required in your financial statements, please explain why. We may have further comment upon receipt of your response.

70. In a related matter, based on the disclosures included in the pro forma financial information included on pages 45 through 51 of the registration statement, it appears that you will be repaying at least a portion of the B&L term loan prior to the fourth anniversary. Please explain how the make-whole payment or prepayment fee described in Note (4) has been or will be reflected in the pro

forma financial information included on pages 45 through 51 of the registration statement.

(6) Unit–Based Compensation, page F-97

71. We note from the disclosure included in Note 6 that the company issued 581.3 unit options with a weighted average grant date fair value of $1,174 and 562.5 restricted units with a weighted average grant date fair value of $3,062 during the nine months ended September 30, 2011. Please tell us and revise the notes to your financial statements to explain in further detail the method and significant assumptions that were used to determine the fair values of these equity based compensation grants. As part of your response and your revised disclosures, you should also explain in further detail the changes in facts or circumstances and related assumptions used in the valuation that resulted in the significant increase in fair value from the Class A and Class B units issued during the period from July 19, 2010 through December 31, 2010 which had fair values of $1,000 and $748, respectively.

Bourland & Leverich Holdings LLC December 31, 2010 Financial Statements, page F-103

Notes to Consolidated Financial Statements, page F-108

6. Members' Interest, page F-115

72. We note the issuance of common units and restricted units to employees of EMC during 2010. Please tell us, and revise to disclose, how the fair value and related compensation expense of the units was determined. As part of your response and your revised disclosure, please explain why the fair value of the Class B units of $748 per unit is significantly less than the value of the Class A units issued on August 19, 2010 which had a fair value of $1,000 per unit at the time of issuance.

General

73. Please update the financial statements, as required by Rule 3-12 of Regulation S-X.

74. Please provide a currently dated consent of the independent registered accountant in any future amendments to your Form S-1 registration statement.

Exhibits

75. Please file all exhibits in full so they include all attached schedules and exhibits. We note, in this regard, Exhibit 10.2.

76. Please file the BL revolving credit facility, the BL term loan, the Seller Note and the Services Agreement with B&L as exhibits to your next amendment.

77. Please file all documents related to your plan of reorganization as exhibits to your next amendment including the Tax Receivable Agreement, the Exchange Agreement and the Investors and Registration Rights Agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3313 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3574 with any other questions.

Sincerely,

/s/ Julie F. Rizzo

Julie F. Rizzo
Attorney-Advisor

cc: Via E-mail
        Eric S. Siegel, Esq.
        Dechert LLP